

August 30, 2010

David Yeskey
Director of Legal Services
Microchip Technology Incorporated
2355 W. Chandler Blvd.
Chandler, AZ 85224

>   **Re: Microchip Technology Incorporated**
>   **Form 10-K for Fiscal Year Ended March 31, 2010**
>   **Filed June 2, 2010**
>   **File No. 000-21184**

Dear Mr. Yeskey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation, page 43

1.   We note from your discussion under "Base Salaries" on page 15 of the proxy statement that you have incorporated by reference into your Form 10-K that the Compensation Committee assesses the business and financial objectives of Microchip as a whole, as well as the objectives for each of the individual officers relative to their respective areas of responsibility in setting base salaries. In future filings, please describe the specific items of corporate performance that are taken into account in setting base salary and how base salary is structured and implemented to reflect the named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. Please see Items 402(b)(2)(v) and 402(b)(2)(vii) of Regulation S-K.

2.   It is unclear how the amounts of the incentive cash bonuses awarded to the named executive officers were determined from the size of the bonus pool. With a view towards

revised disclosure in future filings, please tell us how these incentive cash bonus awards were determined and specifically address how the amount of each named executive officer's cash bonus was determined. We note additionally your footnotes 4 and 5 on page 25 of the proxy statement that you have incorporated by reference. There appears to be a discrepancy between these footnotes and the target percentage of bonuses disclosed on page 16. Please clarify.

We note additionally your reference to the MICP in footnote 4 of the Summary Compensation Table on page 22 and the ECBP in footnote 6 on page 25 but note that you have not provided a discussion of these plans. With a view towards revised disclosure in future filings, please provide us a discussion of all plans used to determine non-equity incentive compensation of the named executive officers.

3.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Allicia Lam at (202) 551-3316 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any questions.

Sincerely,

Russell Mancuso
Branch Chief